FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of May 2006

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


                               SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                    TDK Corporation

                                                    (Registrant)





May 10, 2006
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group



Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
http://www.tdk.co.jp/tetop01/index.htm


                             FOR IMMEDIATE RELEASE

Amount and Details of Stock Options as Compensation for Directors

TOKYO JAPAN, May 10, 2006-----TDK Corporation's (the "Company") Board of Directors today passed a resolution regarding the determination of the amounts and details of stock options as compensation for directors. This resolution is subject to approval at the 110th Ordinary Annual General Meeting of Stockholders scheduled for June 29, 2006.

Since the fiscal period ended March 31, 2006, the Company has distributed stock acquisition rights with an exercise price of JPY1 per share free of charge as a part of compensation in a stock-linked compensation plan to directors. The purpose of this stock-linked compensation is to provide the Company's directors with further incentive for improving the Company's operating results and share price. This is accomplished by structuring the compensation so that directors share with the Company's stockholders the benefits of an increase in the Company's share price as well as the risk of a decrease.

Prior to the enforcement of the Company Law of Japan (Law No. 86 of 2005), approval by special resolution at the Company's Ordinary General Meeting of Stockholders was necessary for the issuance of stock acquisition rights with favorable terms and conditions as stock options to persons other than stockholders. However, this proposal recommends approval for the amount and details of stock options as compensation for directors. This proposal is needed because stock acquisition rights distributed as stock options to the Company's directors after the enforcement of the Company Law of Japan are regarded as part of directors' compensation.



                                     -more-
1. Details of the proposal

Stockholders at the 106th Ordinary General Meeting of Stockholders held on June 27, 2002 approved compensation of up to JPY25 million per month for TDK directors. This proposal recommends approval for a separate category of compensation for directors with an upper limit of JPY137 million per year for stock acquisition rights to be granted as stock options to TDK directors. If the proposal concerning the election of directors is approved, there will be 7 directors.

2. Details of the stock acquisition rights to be granted

(1) Total number of stock acquisition rights and class and number of shares to be issued upon exercise of the rights

     (a) Total number of stock acquisition rights: Up to 176 stock acquisition rights may be issued within one year from the date of the ordinary general meeting of stockholders each fiscal year.

     (b) Number of shares to be issued upon exercise of the rights: Up to 17,600 shares of the Company's common stock can be distributed due to the exercise of stock acquisition rights that are issued within one year of the date of the ordinary general meeting of stockholders each fiscal year.

          The number of shares for each stock acquisition right (hereinafter the "number of shares granted") shall be 100.

          In the event that the Company conducts a stock split, distributes shares free of charge or consolidates its stock, the number of shares to be issued for this purpose shall be adjusted according to the following method of calculation. This adjustment will apply to the "number of shares granted" for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.

          Post-adjustment "Number of shares granted" = Pre-adjustment "number of shares granted" x stock split or stock consolidation ratio

(2) The Amount to be invested when exercising each stock acquisition right The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock

                                     -more-

     acquisition rights, which shall be JPY1, multiplied by the "number of shares granted."

(3)  Exercise period for stock acquisition rights
     The exercise period shall be within 20 years from the day following the date stock acquisition rights are granted (hereinafter the "allotment date".

(4)  Transfer restrictions of stock acquisition rights
     Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company's Board of Directors.

(5) Other conditions relating to the exercise of stock acquisition rights Holders of stock acquisition rights can basically exercise their rights from three years after the next day of allotment date. Additional conditions regarding the exercise of stock acquisition rights are decided at the meeting of the Board of Directors which determines the offering details for these stock acquisition rights.

                                   #   #   #




Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
http://www.tdk.co.jp/tetop01/index.htm


                              FOR IMMEDIATE RELEASE

  Issuance of Stock Acquisition Rights as Stock Option Scheme for Stock-Linked
                               Compensation Plan

TOKYO, JAPAN, May 10, 2006-----TDK Corporation's (the "Company") Board of Directors today passed a resolution regarding to authorized it to issue to individuals other than stockholders of stock acquisition rights with specially favorable terms and conditions. The purpose of the issue is to offer a stock option scheme for a stock-linked compensation plan to corporate officers of the Company, pursuant to the regulations of Articles 236, 238 and 239 of the Company Law of Japan. This resolution is subject to approval at the 110th Ordinary Annual General Meeting of Stockholders scheduled for June 29, 2006.

1. Reason for issuance of stock acquisition rights with specially favorable terms and conditions to individuals other than stockholders

The company will issue stock acquisition rights free of charge in accordance with the matters pertaining to issuance beginning with item 2. below to the Company's corporate officers as a stock option scheme for a stock-linked compensation plan. The stock acquisition rights are structured so that these officers also share the risk of a decrease in the Company's share price with stockholders and not just the benefits of a price increase. The issuance of these rights is thus intended to provide the Company's corporate officers with further incentive for improving the Company's operating results and share price. The amount to be paid per share issued upon the exercise of stock acquisition rights is JPY1 per share.



                                     -more-

2.   Matters pertaining to the issuance of stock acquisition rights

     (1)  Maximum number of stock acquisition rights
          Up to 158 stock acquisition rights as detailed in (3) below.

          Furthermore, up to 15,800 shares of the Company's common stock can be distributed due to the exercise of stock acquisition rights. In the event that the "number of shares granted" is adjusted in accordance with (3)(A) below, the number of shares shall be calculated by multiplying the "number of shares granted" after adjustment by the maximum number of stock acquisition rights as detailed above.

     (2)  Amount to be paid for stock acquisition rights
          No payment shall be required for the stock acquisition rights.

     (3)  Details of stock acquisition rights
          (A) Class and number of shares to be issued upon the exercise of the stock acquisition rights
          The class of share to be issued upon the exercise of stock acquisition rights shall be the Company's common stock, and the number of shares for each stock acquisition right (hereinafter the "number of shares granted") shall be 100.

          However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the determination date of this proposal (hereinafter "determination date"), the "number of shares granted" shall be adjusted according to the following method of calculation. This adjustment will apply to the "number of shares granted" for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.

          Post-adjustment "Number of shares granted" = Pre-adjustment "number of shares granted" X stock split or stock consolidation ratio

          Moreover, in other cases where circumstances arise requiring the "number of shares granted" to be adjusted after the determination date, the "number of shares granted" shall be adjusted appropriately.

                                     -more-

          (B) Method for calculating the amount to be invested when exercising each stock acquisition right
          The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights, which shall be JPY1, multiplied by the "number of shares granted."

          (C)  Exercise period for stock acquisition rights
          The exercise period shall be from August 6, 2006 to August 5, 2026.

          (D)  Other conditions for exercising stock acquisition rights
          (a) Stock acquisition rights holders, excluding b. below, shall not be able to exercise stock acquisition rights in the period from August 6, 2006 to August 5, 2009, but are able to exercise stock acquisition rights after August 6, 2009.

         (b) Stock acquisition rights holders shall be permitted to exercise stock acquisition rights until August 5, 2009 in cases specified in (i) and (ii) below, as long as it is within the time frame stipulated.

          (i) In the event that a stock acquisition rights holder loses his or her position as either director or employee of the Company (including full-time consultants and contract employees, but excluding part-time consultants and part-time contract employees. *This definition of employee is applicable throughout this resolution.)
               Three years from the day after losing the position

          (ii) In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary, is approved at a meeting of stockholders of the Company.
               A period of 15 days from the day following the approval date.

                                     -more-

          (c) After August 6, 2009, in the event that a stock acquisition rights holder loses his or her position as either a director or employee of the Company, the individual may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.

          (E) Item concerning increases in common stock and additional paid-in capital if shares are issued due to the exercise of stock acquisition rights

          (a) In the event that shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated in accordance with
               Article 40-1 of the Japanese generally accepted accounting principles. Any amount less than one yen arising from this calculation shall be rounded up to the nearest yen.

          (b) In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in a. above.

           (F) Restrictions on the acquisition of stock acquisition rights due to transfers
          Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company's Board of Directors.
          (G) Provisions for the acquisition of stock acquisition rights
          No provisions for the acquisition of stock acquisition rights are specified.

(4) Authority to determine other matters concerning stock acquisition rights Matters concerning the distribution and details of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors to be held after this Ordinary General Meeting of Stockholders.

                                   #   #   #



Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
http://www.tdk.co.jp/tetop01/index.htm

FOR IMMEDIATE RELEASE

           TDK Issues Stock Acquisition Rights as Stock Option Scheme

TOKYO, JAPAN, May 10, 2006-----TDK Corporation's (the "Company") Board of Directors today passed a resolution to authorize it to issue to individuals other than stockholders stock acquisition rights with specially favorable terms and conditions. The purpose of the issue is to offer a stock option scheme, pursuant to the regulations of Articles 236, 238 and 239 of the Company Law of Japan. This resolution is subject to approval at the 110th Ordinary Annual General Meeting of Stockholders scheduled for June 29, 2006.

1. Reason for issuance of stock acquisition rights with specially favorable terms and conditions to individuals other than stockholders
The Company will issue stock acquisition rights free of charge in accordance with the matters pertaining to issuance explained beginning with item 2. below to high-ranking TDK managers, and directors and high-ranking managers of group companies as a further incentive for contributing to the improvement of the Company's consolidated operating results.

2. Matters pertaining to the issuance of stock acquisition rights
(1) Maximum number of stock acquisition rights
            Up to 1,200 stock acquisition rights as detailed in (3) below.

Furthermore, up to 120,000 shares of the Company's common stock can be distributed due to the exercise of stock acquisition rights. In the event that the "number of shares granted" is adjusted in accordance with (3)(A) below, the

                                     -more-

maximum number of shares shall be calculated by multiplying the "number of shares granted" after adjustment by the maximum number of stock acquisition rights as detailed above.

(2)    Amount to be paid for stock acquisition rights
No payment shall be required for the stock acquisition rights.

(3)    Details of stock acquisition rights
  (A) Class and number of shares to be issued upon the exercise of the stock acquisition rights
The class of share to be issued upon the exercise of stock acquisition rights shall be the Company's common stock, and the number of shares for each stock acquisition right (hereinafter the "number of shares granted") shall be 100.

However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the determination date of this proposal (hereinafter "determination date"), the "number of shares granted" shall be adjusted according to the following method of calculation. This adjustment will apply to the "number of shares granted" for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.

Post-adjustment "Number of shares granted" = Pre-adjustment "number of shares granted" X stock split or stock consolidation ratio

Moreover, in other cases where circumstances arise requiring the "number of shares granted" to be adjusted after the determination date, the "number of shares granted" shall be adjusted appropriately.

  (B) Method for calculating the amount to be invested when exercising each stock acquisition right
The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights (hereinafter the "exercise price") multiplied by the "number of shares granted."

                                     -more-

The exercise price shall be an amount which is the average of the closing price (regular way) of the Company's common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the date of allotment (hereinafter "allotment date") of stock acquisition rights, multiplied by 1.05. Any amount less than one yen arising from this calculation shall be rounded up to the nearest yen.

However, if the resulting exercise price is less than the closing price as of the day before the allotment date (or the closing price on the nearest preceding day if there is no closing price on that date), then the closing price on the day before the allotment date shall be used instead.

In the event that the Company conducts a stock split, distributes shares free of charge,or consolidates its common stock after the allotment date, the exercise price shall be adjusted in accordance with the following method of calculation and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:

Exercise price after adjustment = Exercise price before adjustment X 1 / Stock split or stock consolidation ratio

In case the Company issues new shares or disposes of its own shares at a price less than the current market price (except in the case of the conversion of convertible stock or stock with mandatory conversion terms, or in the case of a request by a stockholder for the sale of shares constituting less than one unit or the exercise of stock acquisition rights), the exercise price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:

Exercise price after adjustment =
                                              Number of shares    Amount paid
                                              newly issued     X   per share
                            Number of      +  -----------------------------
Exercise price              shares issued          Current market price
before adjustment    X   -------------------------------------------------------
                            Number of               Number of new shares
                            shares issued        +     issued

In the above formula, the "number of shares issued" shall be defined as the aggregate number of shares of common stock issued and outstanding less the


                                     -more-

number of treasury stock. In the event that the Company disposes of treasury stock, the "number of new shares issued" shall be read as "number of treasury stock disposed of."

Moreover, in other cases where circumstances arise requiring the exercise price to be adjusted after the allotment date, the exercise price shall be adjusted appropriately.

  (C) Exercise period for stock acquisition rights
The exercise period shall be the period beginning August 1, 2008 and ending on July 31, 2012.

  (D) Other conditions for exercising stock acquisition rights
Partial exercise of a stock acquisition right is not permitted.

  (E) Items concerning increases in common stock and additional paid-in capital if shares are issued due to the exercise of stock acquisition rights
    (a) In the event that shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated in accordance with Article 40-1 of the Japanese generally accepted accounting principles. Any amount less than one yen arising shall be rounded up to the nearest yen.
    (b) In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in (a).

  (F) Restrictions on the acquisition of stock acquisition rights due to transfers
              Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company's Board of Directors.

  (G) Provisions for the acquisition of stock acquisition rights
              If a meeting of stockholders of the Company approves a proposal of a merger agreement under which the Company is to be dissolved; a proposal for a corporate division agreement or plan under which the Company undergoes a split; or a proposal of a share transfer agreement or plan that makes the Company a wholly owned subsidiary (or approval by a resolution of the

                                     -more-

Company's Board of Directors where approval of the stockholders is not required), the Company can acquire the stock acquisition rights without compensation on a date separately specified by the Board of Directors.

(4) Others
  (A) The Company shall execute an "Agreement of Allotment of Stock Acquisition Rights" with each eligible person when granting stock acquisition rights. This agreement sets forth conditions that the Company's Board of Directors has deemed reasonable based on the objectives of issuing the stock acquisition rights.

  (B) Authority to determine other matters concerning stock acquisition rights Matters concerning the distribution and details of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors to be held after this Ordinary General Meeting of Stockholders.

                                    # # #